                             OppenheimerFunds, Inc.
                           Two World Financial Center
                         225 Liberty Street, 16th Floor
                          New York, New York 10281-1008

July 6, 2006

Via Electronic Transmission
---------------------------
Vincent J. DiStefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way Alexandria, Virginia 22312

Re:  Initial Registration  Statement on Form N-1A for Oppenheimer  Institutional
     Money Market Fund (SEC File Nos. 333-133173; 811-21888)

Dear Mr. DiStefano:

     We have  reviewed your  comments on the initial  registration  statement on
Form  N-1A  filed  with the  Commission  on April 10,  2006  (the  "Registration
Statements") for the above-named fund (the "Fund").

         For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Fund uses in its Registration Statement and defined terms have the meanings defined therein.

Prospectus

SEC Comment: Please disclose that the Fund will only invest in dollar-denominated securities. Also, please confirm to the staff that the Fund will not invest in inverse floaters.

Response: The disclosure has been revised accordingly. Additionally, we confirm that the Fund will not invest in inverse floaters.

Fees and Expenses

SEC Comment: Please remove the paragraph discussing other expenses from between the fee table and Example and insert it immediately after the Example.

Response:  The disclosure has been revised accordingly.

Example

SEC Comment: Please delete the word "estimated" from the second sentence of the paragraph immediately preceding the table.

Response:  The disclosure has been revised accordingly.

At What Price Are Shares Sold?

SEC Comment: Please disclose how an investor may know whether an agent has been appointed by the Distributor to receive a purchase order.

Response: The paragraph with the heading "At What Prices Are Shares Sold" has been revised to add the following sentence:

      Your financial adviser can provide you with more information regarding the time you must submit your purchase order and whether the adviser is an authorized agent for the receipt of purchase orders.

SEC Comment: Please include the applicable time zone in all references to deadlines.

Response:  The disclosure has been revised accordingly.

SEC Comment: The paragraph titled "Buying through a Dealer" is unclear in that it does not explain the "alternative arrangements with the Distributor." Also, to the extent the paragraph suggests that orders placed with a dealer prior to
timeMinute00Hour175:00 pm may not receive that day's offering price, it appears to be contrary to Rule 22c-1 under the Investment Company Act of 1940 ("1940
Act"). Please clarify.

Response: The  paragraph  titled  "Buying  through a Dealer" has been revised as follows:

If you buy shares  through a dealer,  your  dealer  must  receive  the order and initiate the purchase  payment via Federal Funds wire by 5:00 p.m.  Eastern time to receive that day's offering price. Otherwise, the order will receive the next offering price that is determined.

How to Sell Shares

SEC Comment: Why must redemption orders be received only by the Transfer Agent, rather than the Fund or its other agents, e.g., brokers or financial institutions? Also, please delete the words "and is accepted" from the second sentence of the first paragraph of this section.

Response: The second sentence of the paragraph immediately following the heading
"How to Sell Shares" has been revised as follows:

      Your shares will be sold at the next asset value calculated after your order is received by the Distributor or your authorized financial intermediary, in proper form (which means that it must comply with the procedures described below) to be accepted by the Transfer Agent.

How Do You Sell Shares by Mail?

SEC Comment:  Please disclose when mail redemptions are effected.

Response: The paragraph titled "How Do You Sell Shares by Mail" has been revised to add the following sentence:

Your shares will be sold at the next net asset value calculated after your order is received  by the  Transfer  Agent in proper  form  (which  means that it must comply with the procedures described herein).

Can You Sell Through Your Dealer?

SEC Comment: Please clarify what is meant by the assertion that brokers or dealers may charge shareholders for selling shares. Is this an additional sales load? How does this arrangement comply with the requirements of Rules 22v-1 and
22d-1 under the 1940 Act?

Response: The second sentence of the paragraph with the subheading "Can You Sell
Shares through Your Dealer" has been revised as follows to reflect that the charge in question is a processing fee, not a sales charge:

         Brokers or Dealers may charge a processing fee for that service.

How Can You Buy Class P Shares?

SEC Comment: In the event the Distributor incurs costs greater than 0.25% of the average annual net assets of Class P shares of the Fund, may the Fund carry forward the unreimbursed expenses and make payment to the Distributor in future years? If so, please disclose here.

Response: Any unreimbursed expenses the Distributor incurs with respect to Class
P shares in any fiscal year cannot be recovered in subsequent years. We have included this information in the Fund's Statement of Additional Information.

Back Cover

SEC Comment: Please set forth the 1940 Act file number for the Fund.

Response: The 1940 Act file number for the Fund has been included on the back cover of the Prospectus.

Statement of Additional Information

Investment Restrictions

SEC Comment: Please include in the Fund's diversification policy the provision that the Fund can not invest in more than 10 percent of the outstanding voting securities of an issuer.

Response: We have added the following disclosure to the section "Investment
Restrictions - Does the Fund Have Additional Fundamental Policies?":

         The Fund cannot make any investment inconsistent with the Fund's classification as a diversified company under the Investment Company
         Act.

SEC Comment: Please exclude from the exception to the Fund's concentration policy foreign branches of placecountry-regionU.S. banks, unless it can be demonstrated that the banks are regulated in a manner similar to domestic banks.

Response: The Fund's concentration policy has been revised as follows:

         The Fund cannot invest more than 25% of its total assets, taken at market value, in the securities of issuers in any particular industry
         (excluding securities issued by the U.S. Government and its agencies and instrumentalities and certain instruments issued by domestic banks)
         but can invest more than 25% of its total assets in a group of industries.

SEC Comment: Please disclose that the Fund may not concentrate in any one industry or group of industries.

Response: The disclosure has been revised as indicated above.

SEC Comment: Please disclose the percentage limitations on the Fund's ability to borrow, make loans, and invest in real estate and physical commodities.

Response: We have added the following disclosure to the section "Investment
Restrictions - Does the Fund Have Additional Fundamental Policies?":

      [t]he Investment Company Act requires the Fund to adopt a fundamental policy regarding investments in real estate. Although the Fund is not expected to invest in real estate, to the extent consistent with the
      Fund's investment objective and its policies, the Fund would be permitted to invest in debt securities secured by real estate or interests in real estate, or issued by companies, including real estate investment trusts, that invest in real estate or interests in real estate. Although unlikely, it is possible that the Fund could, as a result of an investment in debt securities of an issuer, come to hold an interest in real estate if the issuer defaulted on its debt obligations.

The Fund is filing a pre-effective amendment reflecting these changes.

     The undersigned  hereby  acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not  foreclose  the  Commission  from taking any action with respect to the filing;  (ii) the action of the  Commission  or the staff,  acting  pursuant  to delegated  authority,  in declaring the filing  effective,  does not relieve the
Registrant  from its full  responsibility  for the  adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any  proceeding  initiated by the  Commission or any person under the federal securities laws of the United States.

         Please direct any questions you may have regarding the amendment or this letter to the undersigned at 212-323-5089.

                                   Sincerely,

                                  /s/ Nancy S. Vann
                                ----------------------------------
                                  Nancy S. Vann
                                  Vice President and Assistant Counsel

cc:    Board I Board of Trustees
       Ronald M. Feiman, Esq.
       Douglas E. McCormack, Esq.
       Phillip S. Gillespie, Esq.
       Gloria LaFond
       Adrienne M. Ruffle, Esq.
       Robert Zack, Esq.